EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2025, 22nd Century Group, Inc. (“we” or “our”) had one class of securities, our common stock, par value $0.00001 per share (“Common Stock”), registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following description of our Common Stock is a summary and is subject to, and is qualified in its entirety by reference to, the provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, copies of which are incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2025 of which this Exhibit 4.1 is a part.

Our authorized capital stock consists of 500,000,000 shares of Common Stock, $0.00001 par value per share, and 10,000,000 shares of preferred stock, $0.00001 par value per share. As of December 31, 2025, 510,384 shares of Common Stock were issued and outstanding and 9,650 shares of preferred stock were issued and outstanding.  Subsequent to December 31, 2025, we redeemed all 9,650 shares of Series A preferred stock and designated 20,000 shares as Series B preferred stock, as described below.

Common Stock

Our Common Stock is traded on the Nasdaq Capital Market under the symbol “XXII.” Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore, subject to a preferential dividend right of outstanding preferred stock. Upon the liquidation, dissolution or our winding up, the holders of Common Stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by the rights of the holders any series of preferred stock that we may designate and issue in the future.

Series B Preferred Stock

The Company filed a Certificate of Designation of Preferences, Rights and Limitations with the Secretary of State of the State of Nevada designating 20,000 shares out of the authorized but unissued shares of its preferred stock as Series B Convertible Preferred Stock (“Series B Preferred Stock”) with a stated value of $1,000 per share (the “Series B Certificate of Designation”). The Series B Certificate of Designation is attached as Exhibit 3.1.7 hereto. The summary above is not intended to be complete and is qualified in its entirety by reference to such exhibit which is incorporated herein by reference.

Dividends

The holders of Series B Preferred Stock is entitled to dividends when and as declared by the board of directors of the Company (the “Board”), from time to time, in its sole discretion, which dividends will be paid by the Company out of funds legally available therefor, payable, subject to the conditions and other terms of the Certificate of Designations, in cash, in securities of the Corporation or using assets as determined by the Board on the stated value of such Preferred Stock.

Voting Rights

The shares of Series B Preferred Stock have no voting rights, except to the extent required by applicable law. As long as any shares of Series B Preferred Stock are outstanding, the Company may not, without the approval of a majority of the then outstanding shares of Series B Preferred Stock (a) alter or change the powers, preferences or rights given to the Series B Preferred Stock, (b) alter or amend the Certificate of Incorporation or the bylaws of the Company in such a manner so as to materially adversely affect any rights given to the Series B Preferred Stock, (c) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined below) senior to, or otherwise pari passu with, the Series B Preferred Stock, (d) increase the number of authorized shares of Series B Preferred Stock, or (e) enter into any agreement to do any of the foregoing.

Liquidation

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the then holders of the Series B Preferred Stock are entitled to receive out of the assets available for distribution to stockholders of the Company an amount equal to either (i) 100% of the stated value or (ii) the amount the holder would receive if the Series B Preferred Stock had been converted into Common Stock; in each instance, prior to and in preference to the Common Stock or any other series of preferred stock.

Conversion

The Series B Preferred Stock is convertible into Common Stock at any time at a fixed conversion price of $3.57, subject to adjustment for certain anti-dilution provisions set forth in the Series B Certificate of Designation, subject to a floor price equal to 20% of the Nasdaq minimum price on the date of the Securities Purchase Agreement (the “Series B Conversion Price”). The fixed conversion price has anti-dilution price protection for future dilutive issuances. The Company has the ability to reset the fixed conversion price (lower), subject to board approval. The Series B Preferred Stock is also convertible at any time at the Alternative Conversion Price, which is a 15% discount to the lowest daily VWAP in the prior 20 trading days, subject to the floor price.

Conversion at the Option of the Holder

The Series B Preferred Stock is convertible at the then-effective Series B Conversion Price (or the Alternative Conversion Price, at the holder’s election) at the option of the holder at any time and from time to time.

Mandatory Conversion at the Option of the Company

If, at any time from and after issuance, (i) the closing price of the Common Stock equals or exceeds 200% of the then fixed conversion price for 10 consecutive trading days and (ii) the daily dollar trading volume for the Common Stock exceeds $500,000 per day during such period, the Company may require the holders to convert the Series B Preferred Stock into Common Stock at the Series B Conversion Price.

Beneficial Ownership Limitation

The Series B Preferred Stock cannot be converted to Common Stock if the holder and its affiliates would beneficially own more than 4.99% (or 9.99% at the election of the holder) of the outstanding Common Stock. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing such notice.

Redemption

At any time six (6) months after the issuance date, the Company may redeem all or a portion of the shares of Series B Preferred Stock outstanding by delivering notice at least 30 calendar days prior equal to 110% of the stated value per share of Series B Preferred Stock being redeemed. During the 30-day notice period, holders shall be permitted to convert their Series B Preferred Stock. Such redemption right may also be exercised in advance of a change in control of the Company.

Negative Covenants

As long as any Series B Preferred Stock is outstanding, unless the holders of more than 50% of the then outstanding shares of Series B Preferred Stock shall have otherwise given prior written consent, the Company cannot, subject to certain exceptions, enter into, create, incur, assume, guarantee or suffer to exist any indebtedness (as defined in the Certificate of Designations) exceeding $100,000, with the exception of a working capital line of credit with a commercial bank or other similar financial institution up to $1,000,000.

Term

The Series B Preferred Stock is perpetual and has no stated maturity date.

Trading Market

There is no established trading market for any of the Series B Preferred Stock, and we do not expect a market to develop. We do not intend to apply for a listing for any of the Series B Preferred Stock on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Series B Preferred Stock will be limited.